ECURITIES AND EXCHANGE
COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934
For the month of February
27, 2003
MERANT plc
(Translation of
Registrant's Name Into
English)
Abbey View, Everard Close,
St. Albans, Herts England
Al1 2PS (Address of
Principal Executive
Offices)


(Indicate by check mark whether
the registrant files or
will file annual reports under
cover of Form 20-F or
Form 40-F.)
Form 20-F   X


Form 40-F _____
-------
(Indicate by check mark whether the
registrant by furnishing the
information contained in this form is
also


thereby furnishing the information to
the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act
of 1934.)
Yes   X	                           No
_____
-------
(If "Yes" is marked, indicate below the
file
number
assigned to the registrant in connection
with
Rule 12g3-2 (b): 82-795.)
LONDON STOCK EXCHANGE ANNOUNCEMENT
Schedule 10 - Notification of Major Interests in Shares
1 Name of company:
MERANT plc
2 Name of shareholder having a major interest:
Fidelity International Limited and FMR Corp.
3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Same as above
4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
 9,858,663
919,882
110,500
3,002
96,800
91,980
Chase Nominees Limited for Fidelity Investment
Services Limited (FISL)
Chase Nominees Limited for Fidelity International
Limited (FIL)
Bankers Trust  (FIL)
HSBC Client Holdings Nominee (UK) Limited  (FIL)
State Street Bank & Trust for FIL
Mellon Bank  (FMRCO)
5 Number of shares/amount of stock acquired:

6 Percentage of issued class:

7 Number of shares/amount of stock disposed:
  1,203,668
8 Percentage of issued class:
 1.17%
9 Class of security:
Ordinary 2p
10 Date of transaction:
 19th February 2003
11 Date company informed:
  24th February 2003
12 Total holding following this notification:
  11,080,827
13 Total percentage holding of issued class following this
notification:
  10.75%
14 Contact name for queries:
 Tejaswini Salvi
15 Contact telephone number:
01727 813230
16 Name of company official responsible for making notification:
Tejaswini Salvi
17 Date of notification:
26th February 2003





Additional Information:
NONE
END
SIGNATURES
Pursuant to the requirements of
the
Securities Exchange
Act of 1934, the registrant has
duly
caused this report to
be signed on its behalf by the
undersigned, thereunto duly
authorized.
MERANT plc
(Registrant)
Date:  February 27, 2003


By: /s/ Stephen Going

--------------------------
------------
Stephen Going
	Vice
President & General
Counsel